Filed pursuant to Rule 424(b)(3)

Registration No. 333-239185

PROSPECTUS SUPPLEMENT NO. 95

(to Prospectus dated July 17, 2020)

Nikola Corporation

Up to 53,390,000 Shares of Common Stock

Up to 23,890,000 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement supplements the prospectus dated July 17, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239185). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on August 19, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the issuance by us of up to an aggregate of up to 23,890,000 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 890,000 shares of Common Stock that are issuable upon the exercise of 890,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of VectoIQ and (ii) up to 23,000,000 shares of Common Stock that are issuable upon the exercise of 23,000,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of VectoIQ.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (i) up to 53,390,000 shares of Common Stock (including up to 890,000 shares of Common Stock that may be issued upon exercise of the Private Warrants) and (ii) up to 890,000 Private Warrants.

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On August 16, 2024, the closing price of our Common Stock was $8.13.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 19, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 19, 2024

NIKOLA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-38495	82-4151153
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4141 E Broadway Road Phoenix, AZ	85040
(Address of principal executive offices)	(Zip Code)

(480) 581-8888

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On August 19, 2024, Nikola Corporation (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the investors named therein (the “Investors”) for the sale of up to $160,000,000 in aggregate principal amount of senior convertible notes (the “Notes”), in one or more registered direct offerings (each, an “Offering”). The Notes are convertible into shares (the “Shares” and together with the Notes, the “Securities”) of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), subject to certain conditions and limitations.

The Company expects to consummate an initial closing for the sale of $80,000,000 in aggregate principal amount of Notes on or about August 19, 2024. The purchase price for the Notes is $1,000 per $1,000 principal amount of Notes. Subject to certain conditions being met or waived, at the option of the Company and with the Investors’ consent, one or more additional closings for up to the remaining principal amount of Notes may occur. The aggregate principal amount of Notes that may be offered in the additional closings may not be more than $80,000,000, and the option to sell additional Notes will be exercisable, with the consent of the Investors, until the 18 month anniversary of the date of the Purchase Agreement (the “Additional Closing Expiration Date”). The Investors’ obligations to purchase the Notes at each additional closing are subject to certain conditions set forth in the Purchase Agreement. The Purchase Agreement contains restrictions on the issuance of securities, except for shares of Common Stock issuable pursuant to the Company’s amended and restated equity distribution agreement with Citigroup Global Markets, Inc.,and a public offering of Common Stock not to exceed $300 million.

The Company estimates that the net cash proceeds from the closing of the Offering will be approximately $74.3 million, after deducting estimated expenses of the Offering.

The Offering is being made pursuant to the Company’s existing shelf registration statement on Form S-3 (Registration No. 333-264068), which was declared effective by the Securities and Exchange Commission (the “SEC”) on April 14, 2022 (the “Registration Statement”). A prospectus supplement relating to the Offering, together with the accompanying base prospectus included in the Registration Statement, has been filed with the SEC on August 19, 2024.

The series B-1 notes will be issued pursuant to the third supplemental indenture (the “Third Supplemental Indenture”), dated as of August 19, 2024, between the Company and Wilmington Savings Fund Society, FSB, as trustee (the “Trustee”). The Third Supplemental Indenture supplements the indenture entered into by and between the Company and the Trustee, dated as of August 21, 2023 (the “Base Indenture”, as supplemented by the First Supplemental Indenture, dated as of August 21, 2023 (the “First Supplemental Indenture”), the Second Supplemental Indenture, dated as of September 22, 2023 (the “Second Supplemental Indenture”) and together with the First Supplemental Indenture and the Second Supplemental Indenture, the “Indenture”).

The Purchase Agreement

The Purchase Agreement contains certain representations and warranties, covenants and indemnities customary for similar transactions. Under the Purchase Agreement, the Company agreed that, until the later of the Additional Closing Expiration Date and the date no Notes remain outstanding, the Company will not effect or enter an agreement to effect any variable rate transaction, other than certain specified existing variable rate transactions. Variable rate transactions include the issuance of securities convertible into or exercisable or exchangeable for Common Stock at prices that are based upon or vary with the trading prices for the Common Stock or with conversion, exercise or exchange price that is subject to reset at a future date (other than customary “weighted average” anti-dilution provisions) and agreements by which securities may be sold at future determined prices, until the later of the expiration date for additional closings under the Purchase Agreement and the date no Notes remain outstanding.

The Investor has the right to terminate its obligations under the Purchase Agreement if the Company has not issued Notes to the Investor within five days of the date of the Purchase Agreement, subject to certain exceptions.

The Notes

General. Each Note will accrue interest at a rate of 5.0% per annum, payable in arrears on the first calendar day of each calendar quarter, beginning October 1, 2024. Interest will not be paid in cash but will be capitalized on each interest payment date by adding the accrued interest to the then outstanding principal of the Notes. The interest rate will increase to an annual rate of 12.5% per annum upon the occurrence and during the continuance of an event of default under the Notes. Each Note issued pursuant to the Purchase Agreement will have a maturity date of one year from issuance, which may be extended at the option of the noteholders in certain instances. Upon any conversion, redemption or other repayment of a Note, a “make-whole” amount equal to the amount of additional interest that would accrue under such Note at the interest rate then in effect assuming that the outstanding principal of such Notes remained outstanding through and including the maturity date of such Note.

Rank. The Notes will be senior unsecured indebtedness of the Company.

Voluntary Conversion. At any time, all or any portion of the principal amount of each Note, plus accrued and unpaid interest, any make-whole amount and any late charges thereon (the “Conversion Amount”), is convertible at any time, in whole or in part, at the noteholder’s option, into shares of Common Stock. The “Conversion Price” is the lowest of (i) $12.20 (the “reference price,”) (ii) the greater of (x) $1.62, (the “floor price,”) and (y) the volume weighted average price of our common stock as of the trading date immediately preceding the delivery of the applicable conversion notice, and (iii) the greater of the (x) floor price and (y) 95% of the lowest volume weighted average price of our common stock on any of the three trading days commencing on, and including, the applicable conversion date. The “Conversion Base Price” is the conversion price determined without regard to clause (iii) above. If the applicable conversion price is less than the related conversion base price, the Company will issue to the holder additional shares (the “remaining conversion shares,”) equal to the difference between (x) the Conversion Amount divided by the Conversions Price minus (y) the Conversion Amount divided by the Conversion Base Price. All amounts due under the Notes other than the remaining conversion shares are convertible at the conversion base price. The reference price and floor price are subject to customary adjustments upon any stock split, stock dividend, stock combination, recapitalization or similar event.

Alternate Conversion. At any time during an Event of Default Redemption Right Period (as defined below under “—Events of Default”), a noteholder may alternatively elect to convert all or any portion of the Notes at an alternate conversion rate (the “Alternate Conversion Rate”) equal to the quotient of (i) 115% of the Conversion Amount, divided by (ii) the Conversion Base Price or, with respect to Conversion Amounts relating to the remaining conversion shares, the related Conversion Price.

Change of Control. Upon a Change of Control (as defined in the Notes), a noteholder may, subject to certain exceptions, require the Company to redeem all, or any portion, of the Notes in cash at a price equal to 115% of the greatest of: (i) the Conversion Amount, (ii) the product of (x) the Conversion Amount and (y) the quotient of (I) the greatest closing sale price of Common Stock during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of such Change of Control and (2) the public announcement of such Change of Control, and ending on the date the noteholder notifies the Company of its exercise of its right to redeem pursuant to the Change of Control, divided by (II) the Conversion Price, and (iii) the product of (x) the Conversion Amount and (y) the quotient of (I) the aggregate consideration per share of Common Stock to be paid to the holders of the Common Stock upon consummation of such Change of Control, divided by (II) the Conversion Price.

Subsequent Placements. If the Company consummates certain Subsequent Placements (as defined in the Purchase Agreement), the noteholders have the right, subject to certain exceptions, to require that the Company redeem all, or any portion, of the Conversion Amount of the Notes not in excess of 20% of the gross proceeds of such Subsequent Placement at a redemption price of 100% of the Conversion Amount to be redeemed. If the noteholder is participating in such Subsequent Placement, the noteholder may require the Company to apply all, or any part, of any amounts that would otherwise be payable to the noteholder in such redemption, on a dollar-for-dollar basis, against the purchase price of the securities to be purchased by the noteholder in such Subsequent Placement.

Beneficial Ownership Limitation. A noteholder will not have the right to convert any portion of the Notes, to the extent that, after giving effect to such conversion, the noteholder (together with certain of its affiliates and other related parties) would beneficially own in excess of 4.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion (the “Maximum Percentage”). The noteholder may from time to time increase the Maximum Percentage to 9.99%, provided that any such increase will not be effective until the 61st day after delivery of notice to the Company of such increase.

Nasdaq Limitation. The Company will not issue any shares of Common Stock upon conversion of any Notes, or otherwise, if the issuance of such Common Stock, together with any Common Stock issued in connection with the Purchase Agreement and the transactions contemplated thereby, would exceed the aggregate number of shares of Common Stock which the Company may issue in connection with the Purchase Agreement and the transactions contemplated thereby without breaching the Company’s obligations under the rules or regulations of The Nasdaq Stock Market (the “Exchange Cap”), except that such limitation shall not apply in the event that the Company obtains the approval of its stockholders as required by the applicable rules of The Nasdaq Stock Market for issuances of shares of Common Stock in excess of such amount. At any time the Company is prohibited from issuing shares of Common Stock due to the Exchange Cap, the Company will pay cash in accordance with the terms of the Notes.

Events of Default. The Notes provide for certain Events of Default, including certain types of bankruptcy or insolvency events of default involving the Company after which the Notes become automatically due and payable. At any time after the earlier of (x) a noteholder’s receipt of a required notice of an event of default, and (y) the noteholder becoming aware of an event of default, and ending on the twentieth trading day after the later of (I) the date such event of default is cured, and (II) the Investor’s receipt of an event of default notice from the Company, the noteholder may require the Company to redeem, subject to certain exceptions, all or any portion of its Notes at a price equal to 115% of the greater of (i) the Conversion Amount and (ii) the product of the Alternate Conversion Rate, multiplied by the greatest closing sale price of the Common Stock on any trading day during the period commencing on the date immediately preceding such Event of Default and ending on the trading day immediately prior to the date the Company makes the entire redemption payment.

Covenants. The Company will be subject to certain customary affirmative and negative covenants regarding the rank of the Notes, the incurrence of certain indebtedness, the repayment of certain indebtedness, transactions with affiliates, and restrictions on certain issuance of securities, among other customary matters.

Additional Information

The Purchase Agreement, the Base Indenture and the Third Supplemental Indenture (including the Form of Note) are attached hereto as Exhibits 10.1, 4.1 and 4.2, respectively, and are incorporated herein by reference. The foregoing description of the Offering by the Company and the summary of the documentation related thereto does not purport to be complete and is qualified in its entirety by reference to such exhibits, each of which is incorporated herein by reference.

The Purchase Agreement and the Form of Note have been included to provide investors and security holders with information regarding their terms. The documents are not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Purchase Agreement and the Form of Note were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements, may in some cases be made solely for the allocation of risk between the parties and may be subject to limitations agreed upon by the contracting parties.

Item 1.02	Termination of a Material Definitive Agreement.

On August 21, 2023, the Company entered into a Securities Purchase Agreement (the “Prior Purchase Agreement”) with the investors named therein for the sale of up to $325,000,000 in principal amount of senior convertible notes. Concurrently with entering into the Purchase Agreement, the Company terminated the Prior Purchase Agreement.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 of this Current Report on Form 8-K with respect to the issuance of the Notes is incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of federal securities laws with respect to the Company, including statements relating to: expectations with respect to the initial closing of the Notes, including the timing thereof and amount of net proceeds from the initial closing of the Notes. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report release, including but not limited to: the satisfaction of the conditions precedent to the initial closing of the Notes; and the factors, risks and uncertainties regarding the Company’s business described in the “Risk Factors” section of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 filed with the SEC, in addition to the Company’s subsequent filings with the SEC. These filings identify and address other important risks and uncertainties that could cause the Company’s actual events and results to differ materially from those contained in such forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by law, the Company assumes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Exhibit Description

4.1	Indenture by and between Nikola Corporation and Wilmington Savings Fund Society, FSB, as trustee, dated August 21, 2023 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on August 21, 2023).

4.2	Third Supplemental Indenture (including Form of Note) by and between Nikola Corporation and Wilmington Savings Fund Society, FSB, as trustee, dated August 19, 2024.

5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP.

10.1	Securities Purchase Agreement, dated August 19, 2024, by and between Nikola Corporation and the investors named therein.

23.1	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 19, 2024

NIKOLA CORPORATION

By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer